UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Change Healthcare Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
15912K100
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS McKesson Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 175,995,192
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 175,995,192
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,995,192
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.5%
12.	TYPE OF REPORTING PERSON* HC

1.	NAMES OF REPORTING PERSONS PF2 SpinCo, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 175,140,229
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 175,140,229
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,140,229
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.3%
12.	TYPE OF REPORTING PERSON* CO

1.	NAMES OF REPORTING PERSONS PF2 PST Services LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 82,692,470
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 82,692,470
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,692,470
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.8%
12.	TYPE OF REPORTING PERSON* CO

ITEM 1.	(a)	Name of Issuer: Change Healthcare Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

ITEM 2.	(a)	Name of Person Filing:

McKesson Corporation
PF2 SpinCo, Inc.
PF2 PST Services LLC (each, a “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

6555 State Hwy 161
Irving, Texas 75039

(c)	Citizenship or Place of Organization:

Delaware

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

15912K100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

	McKesson Corporation	PF2 SpinCo, Inc.	PF2 PST Services LLC
(a) Amount beneficially owned:	175,995,192 (1)	175,140,229 (1)	82,692,470 (1)
(b) Percent of class:	58.5% (2)	58.3% (2)	39.8% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	175,995,192 (1)	175,140,229 (1)	82,692,470 (1)
(ii) Shared power to vote or to direct the vote:	0	0	0
(iii) Sole power to dispose or to direct the disposition of:	175,995,192 (1)	175,140,229 (1)	82,692,470 (1)
(iv) Shared power to dispose or to direct the disposition of:	0	0	0

(1) Reflects shares of Common Stock which the Reporting Persons could acquire on exercise of an exchange right with respect to LLC Units as of December 31, 2019. As of December 31, 2019, each of the Reporting Persons held LLC Units in Change Healthcare LLC, a subsidiary of the issuer. Under the terms and subject to the conditions provided in the Third Amended and Restated Limited Liability Company Agreement of Change Healthcare LLC dated as of March 1, 2017 (the “LLC Agreement”), the Reporting Persons could, at their election from time to time, on the terms and subject to the conditions provided in the LLC Agreement, exchange their LLC Units for shares of Common Stock on a one-for-one basis.

(2) Reflects % beneficial ownership as of December 31, 2019 with respect to 125,027,648 shares of Common Stock outstanding as of December 31, 2019 (according to the Form 10-Q filed with the Securities Exchange Commission by the Issuer on February 13, 2020), including, in each case all shares of Common Stock that could be acquired upon exercise of the exchange right with respect to the LLC Units beneficially owned by the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

McKesson Corporation is the sole stockholder of PF2 SpinCo, Inc., which held 92,447,759 LLC Units as of December 31, 2019.

PF2 SpinCo, Inc. is the sole member of PF2 PST Services LLC, which held 82,692,470 LLC Units as of December 31, 2019.

McKesson Corporation is the sole member of PF2 IP LLC, which held 854,963 LLC Units as of December 31, 2019.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

MCKESSON CORPORATION

By:	/s/ Britt J. Vitalone
Britt J. Vitalone
Executive Vice President and Chief Financial Officer

PF2 SPINCO, INC.

By:	/s/ Paul A. Smith
Paul A. Smith
President and Secretary

PF2 PST SERVICES LLC

By:	/s/ Michele Lau
Michele Lau
President and Secretary

Exhibit(s):

A: Joint Filing Statement